 news release

ArcelorMittal announces detailed dividend payment schedule for 2012

Luxembourg, 7 February, 2012 – ArcelorMittal today announces the detailed dividend payment schedule for 2012. The schedule includes, for each quarter of 2012, the amount of the dividend, the ex-dividend, record and payment dates, as well as the date at which the foreign exchange rate is fixed to determine the value in euros of the dividend, which is announced in US dollars.

All data included in this schedule are subject to shareholder approval.

The announcement schedule is found below and the full schedule is available on ArcelorMittal's website www.arcelormittal.com, under Investors and Shareholders > Share Information > Dividend Payment Schedule.

1st Quarter 2012 (interim)	USA, Netherlands, France, Spain, Luxembourg
Announcement Date	10 February
Ex-Dividend	17 February
Record Date	21 February
Payment Date	13 March
FX Exchange Date:	16 February

2nd Quarter 2012	USA, Netherlands, France, Spain, Luxembourg
Announcement Date	14 May
Ex-Dividend	23 May
Record Date	25 May
Payment Date	14 June
FX Exchange Date:	22 May

3rd Quarter 2012	USA, Netherlands, France, Spain, Luxembourg
Announcement Date	10 August
Ex-Dividend	20 August
Record Date	22 August
Payment Date	10 September
FX Exchange Date:	17 August

4th Quarter 2012	USA, Netherlands, France, Spain, Luxembourg
Announcement Date	09 November
Ex-Dividend	19 November
Record Date	21 November
Payment Date	10 December
FX Exchange Date:	16 November

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